SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2005.

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from           to

Commission file number: 000-21272

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanmina-SCI USA Inc. 401(k) Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sanmina-SCI USA Inc.

2700 North First Street
San Jose, CA  95134

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Sanmina-SCI USA Inc. 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SANMINA-SCI USA INC. 401(k) PLAN
(Name of plan)

Date:	June 23, 2006	By:	/s/ CARMINE RENZULLI
(Signature)
		Name:	Carmine Renzulli
		Title:	EVP Legal and Human Resources
Plan Administrator

Sanmina-SCI USA Inc. 401(k) Plan

The following Exhibits are filed as part of this annual report:

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and
Plan Administrator of the
Sanmina-SCI USA Inc. 401(k) Plan

We have audited the financial statements of the Sanmina-SCI USA Inc. 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 6, 2006

SANMINA-SCI USA Inc. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$358,540,213	$357,752,413
Participant loans	9,847,442	10,328,294

Assets held for investment purposes	368,387,655	368,080,707

Employer’s contribution receivable	197

Participants contribution receivable	318
Other receivables	1,306	997
Net assets available for benefits	$368,389,476	$368,081,704

See accompanying notes to financial statements.

SANMINA-SCI USA Inc. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004

Additions:
Investment income:
Interest and dividends	$1,695,157	$1,055,819
Net realized and unrealized appreciation in fair value of investments	11,474,778	16,610,509
	13,169,935	17,666,328
Contributions:
Participant	22,782,345	25,063,654
Employer	10,248,713	11,411,903
Rollover	1,788,121	4,052,075
	34,819,179	40,527,632
Total additions	47,989,114	58,193,960
Deductions:
Benefits paid to participants	47,604,753	38,351,290
Administrative expenses	76,589	123,403
Total deductions	47,681,342	38,474,693
Net increase prior to transfer from other plan	307,772	19,719,267
Transfer from other plan	—	222,424
Net increase	307,772	19,941,691
Net assets available for benefits:
Beginning of year	368,081,704	348,140,013
End of year	$368,389,476	$368,081,704

See accompanying notes to financial statements.

SANMINA-SCI USA INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(1)                     Description of the Plan

(a)                      General

The following description of the Sanmina-SCI USA Inc. 401(k) Plan (the Plan), formerly the Sanmina-SCI Corporation 401(k) Plan,  provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established by Sanmina-SCI USA Inc. (Sanmina-SCI, the Plan Sponsor, or the Company) to provide benefits to eligible employees as defined in the Plan document who have completed one month of service. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In conjunction with the change in the name of the Company, effective October 5, 2005, the Plan name was changed from the Sanmina-SCI Corporation 401(k) Plan to the Sanmina-SCI USA Inc. 401(k) Plan.

(b)                      Administration

Under the terms of the Plan, Fidelity Management Trust Company (Fidelity) acts as the trustee. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan and an Investment Committee to monitor the Plan’s investments. The Company has contracted with a third-party administrator who processes and maintains the records of participant data.

(c)                       Contributions

Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation as a salary deferral in an amount from 1% to 85% of a participant’s eligible compensation per payroll period, not to exceed the amount allowable under current income tax regulations. Effective May 1, 2005, the Plan document was amended to allow the Committee to limit the amount of salary deferrals for highly compensated employees to the extent it determines that such limitation is necessary to keep the Plan in compliance with the Internal Revenue Code Section 401(a)(4) or Section 401(k)(3). Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Subject to the approval of the Plan Administrator, participants may transfer or rollover account balances from another qualified plan, an individual retirement account, an annuity contract described in Internal Revenue Code Section 403(b), or a governmental plan described in Internal Revenue Code Section 457.

The Company is allowed to make matching contributions as defined in the Plan and as approved by the board of directors. In 2005 and 2004, the Company matched contributions equal to 75% of each eligible participant’s salary deferral contribution up to a maximum of 6% of the participant’s eligible compensation per payroll period, not to exceed $2,700 per year.

(d)                      Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)                       Vesting

The portion of the participant’s account attributable to salary deferrals is always 100% vested. Effective April 15, 2005, the Plan document was amended to allow employees who are active participants on and after this date to be 100% vested in employer matching contributions. Prior to that date, the portion of the participant’s account attributable to Company matching contributions is 100% vested after four years of service at the rate of 25% per year. Former employees of acquired companies may have different vesting schedules as stated in the Plan document.

(f)                         Forfeited Accounts

As of December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $561,000 and $377,000, respectively. These accounts are used to restore participant accounts, reduce future employer contributions, or to pay Plan administrative expenses. In 2005 and 2004 approximately $43,000 and $55,000, respectively, of nonvested forfeited amounts were used to pay Plan administrative expenses.

(g)                      Payment of Benefits

Upon termination, the participant or beneficiary will receive benefits in a lump sum amount, or in installments over a reasonable period of time, equal to the value of the participant’s vested interest in their account. The Plan allowed for automatic lump sum distribution of participant vested account balances that do not exceed $5,000 determined without regard to any amounts in the participant’s rollover account. Effective March 28, 2005, the Plan allows for automatic direct rollovers to an individual retirement account for participant account balances that exceed $1,000 but are not greater than $5,000.

(h)                      Participant Loans

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is determined by the Committee. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2005 carry interest rates which range from 5% to 10.5%.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)                      Investments

Investments are stated at fair value. Investments in registered investment companies are valued based on quoted market prices. Common stock is valued at quoted market prices based on the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value.

(c)                       Administrative Expenses

All expenses incurred in the administration of the Plan are generally charged to and paid by the Company, except for expenses of approximately $77,000 and $123,000, respectively, for the years ended December 31, 2005 and 2004, related to recordkeeping services provided by Fidelity and Plan administrative expenses.

(d)                      Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, common stock, and money market funds offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(e)                       Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(3)                     Related Party and Party-In-Interest Transactions

The Plan includes investment options in funds that are managed by an affiliate of Fidelity, the trustee of the Plan, and shares of common stock of the Plan Sponsor. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Participants may direct a portion of their account to the Company Stock Fund (the Fund) so that they may invest in the qualifying employer securities of the Company. No participant is permitted to allocate more than 50% of his or her total vested contributions to the Fund and the maximum amount of the participant’s account balance that can be allocated to the Fund is limited to 50% of the participant’s account.

The number of shares of the Company common stock in the Fund at December 31, 2005 and 2004 was 3,006,525 and 2,812,533, respectively. The Fund is primarily comprised of shares of Company stock which are traded in the open market. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund at December 31, 2005 and 2004 was 2,341,229 and 2,233,764, respectively, and the net unit value was $5.62 and $10.96, respectively, at these dates.

The Plan is intended to be an “ERISA Section 404(c) plan.” Under ERISA Section 404(c), the Plan’s fiduciaries are relieved of liability for losses that arise from a participant’s investment choices.

(4)           Investments

The following table presents the fair values of investments as of December 31, 2005, and 2004. Investments that represent 5% or more of the Plan’s net assets are identified with (*) for 2005 and (**) for 2004.

Description	2005	2004
Mutual funds:
ABF Small Cap Valuation Inst*	$18,426,971	$—
Spartan U.S. Equity Index Fund*	47,184,044	—
Fidelity Equity — Income Fund*/**	23,536,780	23,673,865
Fidelity Growth Company Fund*/**	78,013,507	64,470,272
Others	108,754,695	172,397,097
	275,915,997	260,541,234
Money market funds:
Fidelity Retirement Money Market Portfolio*/**	37,565,651	39,760,990
Others	307,795	602,397
	37,873,446	40,363,387
Fidelity Managed Income Fund*/**	31,904,998	32,966,804
Noninterest bearing cash	37,976	58,834
Sanmina SCI Corporation Common Stock **	12,807,796	23,822,154
Participant loans	9,847,442	10,328,294
Total investments	$368,387,655	$368,080,707

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2005	2004
Mutual funds	$23,285,260	$27,921,471
Common stock	(11,810,482)	(11,310,962)
	$11,474,778	$16,610,509

(5)                     Tax Status

The Plan has been amended since receiving its latest favorable determination letter dated February 22, 2002 from the Internal Revenue Service. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(6)                     Plan Transfer

During December 2003, the Company acquired a business unit of CoorsTek. In conjunction with the acquisition, employees who were hired by the Company were allowed to elect to transfer their loan balance from the CoorsTek Savings and Investment Plan (CoorsTek Plan) to the Plan. If a former CoorsTek employee elected to transfer his loan, their entire account balance in the CoorsTek Plan was required to be transferred. During 2004, $222,424 was transferred from the CoorsTek Plan to the Plan.

(7)                     Plan Termination or Modification

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate or modify the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

Schedule 1
EIN: 77-0228183
PLAN # 001

SANMINA-SCI USA Inc. 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower,	Units/	Market
lessor, or similar party	shares	Value

Mutual Funds:
Baron Growth	210,983	$9,578,646
EuroPacific Growth Fund – Class A	138,051	5,672,512
AF Fundamental Investment - Class A	96,233	3,407,613
AF Amcap RS	8,101	155,290
PIMCO Total Return Fund	1,422,049	14,931,513
Calamos Growth - Class A	144,672	7,965,668
Vang LT Treasury Adm	437,433	5,052,351
H&W Mid Cap Valuation I	459,486	12,957,503
ABF Small Cap Valuation Inst	903,283	18,426,971
* Fidelity Equity – Income Fund	445,941	23,536,780
* Fidelity Growth Company Fund	1,226,049	78,013,507
* Fidelity Diversified International Fund	562,085	18,290,235
* Spartan U.S. Equity Index Fund	1,068,479	47,184,044
* Fidelity Freedom Income Fund	109,673	1,246,979
* Fidelity Freedom 2000 Fund	110,910	1,354,212
* Fidelity Freedom 2005 Fund	22,217	247,050
* Fidelity Freedom 2010 Fund	353,627	4,968,455
* Fidelity Freedom 2015 Fund	79,053	913,062
* Fidelity Freedom 2020 Fund	432,415	6,360,823
* Fidelity Freedom 2025 Fund	68,841	823,337
* Fidelity Freedom 2030 Fund	497,660	7,474,849
* Fidelity Freedom 2035 Fund	9,272	113,399
* Fidelity Freedom 2040 Fund	820,068	7,241,198
* Fidelity Retirement Money Market Portfolio	37,565,651	37,565,651
* Fidelity Managed Income Fund	31,904,998	31,904,998
* Interest bearing cash	307,795	307,795
* Non-interest bearing cash	—	37,976
* Sanmina-SCI USA Inc. Common Stock	3,006,525	12,807,796
* Participant loans – 1,736 loans with interest rates ranging from 5% to 10.5%		9,847,442
Total		$368,387,655

*Represents a party-in-interest.